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March 7, 2025

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VistaOne, L.P.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed February 5, 2025
File No. 000-56714

Ladies and Gentleman:

On behalf of VistaOne, L.P. (the “Fund”), we are concurrently filing with the Securities and Exchange Commission (the “Commission”) a post-effective amendment (“Post-Effective Amendment No. 1”) to the above-referenced Amendment No. 1 to registration statement on Form 10-12G (the “Registration Statement”) filed with the Commission on February 5, 2025. The Fund has revised the Registration Statement in response to the letter from the staff (the “Staff”) of the Commission’s Division of Corporate Finance, dated February 20, 2025 (the “Comment Letter”), related to the Registration Statement and to reflect certain other changes.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Post-Effective Amendment No. 1. Unless otherwise defined below, capitalized terms used below shall have the meanings given to them in Post-Effective Amendment No. 1. The responses and information described below are based upon information provided to us by the Fund.

Securities and Exchange Commission	March 7, 2025

Item 1. Business, page 1

1.	We note your response to prior comment note 9. Please revise your disclosure to provide additional information regarding your plan of operations for the next 12 months, including:

•	whether you have identified any potential targets for investment;

•	any anticipated milestone events; and

•	whether you anticipate needing to raise additional funds in addition to the Private Offering such as through loans, credit facilities, etc.

Response: The Fund acknowledges the Staff’s comment and has revised its disclosure on page 1 to add additional information regarding its plan of operations for the next 12 months, including potential investments and anticipated financing needs. The key milestone in the next 12 months will be the commencement of the Fund’s private offering and the Fund’s initial closing with Unitholders, after which time the Fund will have capital to commence its investment activity. The Fund will conduct additional monthly closings when it will accept additional capital from investor subscriptions, which will give the Fund additional resources to make investments.

Investment Objective and Strategy, page 2

2.	We note your response to prior comment 8. Please revise your disclosure to provide additional information regarding the “Vista Best Practices” such as:

•	how you initially identify target companies;

•	how you determine a company might be suitable; and

•	the factors that indicate whether your processes and methodologies can make a business profitable.

Response: The Fund acknowledges the Staff’s comment and has revised its disclosure on page 2 to provide additional disclosure regarding the scope of “Vista Best Practices.” Identifying target companies and determining whether a company is a suitable investment is not part of “Vista Best Practices,” which are deployed on a post-acquisition basis, so that once a company has been acquired Vista Best Practices can be tailored to the business-specific processes necessary to transform the company.

In response to the Staff’s questions regarding how Vista identifies target companies and suitable investments, Vista has a proactive approach to deal sourcing that augments the traditional channels for investment opportunities in the software industry (e.g., investment bank-led processes). Because Vista focuses exclusively on the enterprise software, data and technology-enabled solutions market, Vista’s investment professionals spend considerable time focused on the verticals and/or horizontal segments impacted by software. Additionally, Vista routinely conducts supplemental proprietary research into different niche vertical markets, often identifying targets within each segment, which helps Vista understand the dynamics, competitors, trends, risks and opportunities of a segment. The Fund has revised its disclosure on page 2 to provide additional disclosure addressing how it identifies suitable investments.

Securities and Exchange Commission	March 7, 2025

The General Partner and the Manager, page 4

3.	We note your response to prior comment 12. Please revise your disclosure to provide a more detailed discussion regarding the manager, including:

•	key personnel responsible for making investment decisions;

•	its prior role in managing funds;

•	any sector specific expertise; and

•	prior history of using leverage in its managed investments, including the maximum and typical levels of leverage employed.

Response: The Fund acknowledges the Staff’s comment and has revised its disclosure on page 4 to provide a more detailed discussion regarding the manager.

Regarding the Staff’s comment to include the key personnel responsible for making investment decisions, the Fund respectfully advises the Staff that the personnel making investment decisions is the Fund’s investment committee, whose biographies are disclosed beginning on page 150 of the disclosure. The Fund notes that its investment committee comprises senior firm leadership, including the co-heads of the Vista Flagship Funds, the Vista Foundation Funds, and the Vista Endeavor Funds, who also serve on the investment committees for one or more of the Vista Funds, as further detailed alongside their professional experience in their individual biographies set forth in the Registration Statement

Regarding the Staff’s comment on prior history of using leverage in its managed investments, including the maximum and typical levels of leverage employed, the Fund has revised its disclosure on page 4 to explicitly state that the Manager employs leverage in its existing private equity strategies. However, the precise amount of leverage employed is determined on a deal-by-deal basis at the portfolio company level, so there is no maximum or typical level of leverage to set forth in the Registration Statement.

4.

Since you have not yet made any investments, investors must look to your management’s prior investment performance managing other funds in order to evaluate the possible success of an investment in you. Revise to provide tabular and narrative discussion of Vista’s prior investment activities, with a focus on prior implementation of the same or similar investment strategy. The disclosure should include performance against appropriate benchmarks, if applicable. As part of your revised disclosure that discusses the prior performance of Vista’s earlier investment funds, please discuss how these funds implemented the “Vista Critical Factors for Success,” which you also refer to as CFS. We note your disclosure on page 10 that the CFS are key to Vista’s prior successful investments in your target strategies.

Response: The Fund acknowledges the Staff’s comment and respectfully notes that it has not included performance information of other strategies of the Manager in the registration statement for a number of reasons:

First, the Fund believes providing the Manager’s prior investment performance managing Vista’s flagship funds could be confusing or potentially misleading to investors, since the Fund is employing a new strategy of primarily investing alongside all of Vista’s existing strategies (for large cap, mid-cap and small cap buyout opportunities). Additionally, as noted on pages 13, 35 and 107-115 of the Registration Statement, the Fund does not have any obligation to allocate its assets in investments in any fixed proportion as among Vista’s existing strategies (and anticipates that such allocation will fluctuate over time), and the Fund’s structure and fees are fundamentally different than those of Vista’s existing strategies. Accordingly, the Fund’s performance will not track or mirror that of any single existing Vista strategy. As noted on page 37 of the Registration Statement, the Fund may also make investments in new opportunities that any one of Vista’s current strategies do not currently invest in given the Fund’s perpetual nature. Moreover, as noted on page 3 of the Registration Statement, to ensure sufficient liquidity for its investor unit repurchase program, the Fund also intends to hold up to 25% of its NAV in debt and other types of liquid securities, which Vista’s other private equity funds are not required to maintain or hold owing to their drawdown structure. For the foregoing reasons, the Fund anticipates its performance will differ from the performance of any of the Manager’s existing strategies and believes that offering existing Vista strategies’ performance as a comparison tool could be confusing to investors. The Fund also believes that providing performance of its other Vista private equity funds against appropriate benchmarks might inappropriately suggest that the Fund will have similar performance returns.

Securities and Exchange Commission	March 7, 2025

Second, the Fund is aware that in certain limited circumstances, some registered investment companies have elected to show performance of other related strategies of the same investment adviser when those registrants believed such information was not misleading and satisfied the various conditions set out by the SEC Staff in various no-action letters, including Nicholas Applegate Mutual Funds (pub. avail. Aug. 6, 1996) and Growth Stock Outlook Trust, Inc. (pub. avail. Apr. 15, 1986). The Fund believes that including the Manager’s related performance in a registration statement could be misleading for investors unless the conditions set forth in the Nicholas Applegate Mutual Funds and related no action letters are present. Those conditions include: (1) the performance was for all of the adviser’s private accounts that were managed with investment objectives, policies and strategies substantially similar to those used in managing the fund; and (2) the relative sizes of the fund and the private accounts were sufficiently comparable to ensure that the private account performance would be relevant to a potential investor in the fund. The Fund does not believe these conditions would be satisfied in its case, as the Manager will not manage the Fund with investment objectives, policies and strategies that are substantially similar to other strategies managed by the Manager. Moreover, the Fund does not know whether it will ever reach the same size as funds in other strategies managed by the Manager.

Third, as described in the Registration Statement, the Fund intends to raise capital from qualified purchasers who are accredited investors via private placements made in accordance with Regulation D. The Fund seeks to ensure that its communications and actions do not constitute a general solicitation or the conditioning of the market for a public offering by the Fund. The Fund is concerned that if it were to add the performance information of the Manager in the Registration Statement, it could increase the risk to the Fund that an investor might claim it was conditioning the market and claim that the Fund did not have a valid private placement exemption. In addition, FINRA rules also prohibit fund sponsors from publishing related performance information publicly in retail communications. The Fund is concerned that including such information in its Registration Statement may be inconsistent with its duties under FINRA rules.

Accordingly, the Fund does not intend to include related performance information of the Manager in the Registration Statement.

Repurchase Program, page 16

5.	Please confirm that, in the event of a modification or suspension of the Repurchase Program, you will disclose those actions in a current report.

Response: The Fund acknowledges the Staff’s comment and has revised its disclosure on page 16 to confirm that, in the event of a material modification or suspension of the Repurchase Program, the Fund will disclose those actions in a current report.

The General Partner may depart from its core investment strategy, page 37

6.

Please revise this risk factor, as well as your disclosure of the General Partner’s responsibilities and powers under the Amended and Restated Limited Partnership Agreement, to discuss how you will disclose any material changes to your fund objectives, strategies or significant processes.

Response: The Fund acknowledges the Staff’s comment and has revised its disclosure on page 10 to clarify that to the extent the Fund materially departs from its core investment strategy, investment process and investment techniques, the Fund will disclose any such material changes in its Exchange Act reports.

The General Partner and/or its affiliates may withhold certain information, page 41

7.

Revise this risk factor to clarify, if true, that the ability to withhold information under the Amended and Restated Limited Partnership Agreement does not act as a waiver to provide information that is required in your 1934 Act reports.

Response: The Fund acknowledges the Staff’s comment and has revised its disclosure on page 41 to clarify that the ability to withhold information under the Amended and Restated Limited Partnership Agreement does not act as a waiver to provide information that is required to be disclosed pursuant to the Exchange Act of 1934.

Compensation to the General Partner and affiliates depends, page 120

8.

Revise the heading of this risk factor to clarify that this represents a potential conflict of interest between the General Partner’s responsibilities to the unit holders and its financial incentives. Move this risk factor so that it features prominently in the section related to the business and fund structure. Finally, please clarify that the Valuation Policy provides the General Partner with discretion to accept the independent valuation expert’s quarterly reasonableness assessment.

Securities and Exchange Commission	March 7, 2025

Response: The Fund acknowledges the Staff’s comment and has revised the disclosure on page 37 to revise the heading to clarify that this represents a potential conflict of interest between the General Partner’s responsibilities to the Unitholders and its financial incentives, to move the risk factor so that it features prominently in the section related to the business and fund structure and to clarify that the Valuation Policy provides the General Partner with discretion to accept the independent valuation expert’s quarterly reasonableness assessment.

Valuation Policy, page 154

9.	Revise this section, as well as your discussion, to clarify whether you will announce any suspension of NAV by filing a current report.

Response: The Fund acknowledges the Staff’s comment and has revised its disclosure on page 156 to clarify that the Fund will notify Unitholders of any such suspension of NAV by filing a current report.

Item 11. Description of Registrant’s Securities to be Registered, page 157

10.	We note your response to prior comment 23. Please revise your disclosure to clarify the differences between the different class of units within each category.

Response: The Fund acknowledges the Staff’s comment and has revised its disclosure on page 157 to clarify that the only differences between the different classes of units within each category relate to differing management fees.

***

Securities and Exchange Commission	March 7, 2025

Please call Mark Brod (212-455-2163) or Rajib Chanda (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP

cc:	John Spitz, Securities and Exchange Commission
Cara Lubit, Securities and Exchange Commission
Robert Arzonetti, Securities and Exchange Commission
Christian Windsor, Securities and Exchange Commission
David A. Breach, VistaOne, L.P.